NR07-04

January 30, 2007

BAJA CALIFORNIA IOCG UPDATE

Picale Drill Results

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) wishes to announce the diamond drill results on the Picale Iron Oxide Copper Gold (IOCG) property, Baja California Norte, Mexico.  The Company has received a technical report dated January 5, 2007 entitled “Diamond Drill Report on the Picale Property, Baja California Norte IOCG Project (Alisitos Project) – Baja California Norte, Mexico” prepared by Gary D. Belik, P.Geo., and the information in this press release is summarized from that report (a copy of which has been filed on SEDAR).

At Picale, fifteen of the sixteen boreholes intersected the target magnetite manto horizon at downhole depths ranging from 69 metres on the east of the property to 263 metres in the westernmost borehole.  The subsequent geochemcial assays indicate that insufficient copper mineralization is present to form an economic orebody.  Consequently the Picale property has been returned to the vendor and the Company will re-focus on other priority targets within the district.

The 2,500 metre, sixteen borehole, drill program was designed to test for extensions of the newly discovered Picale copper bearing magnetite manto, where initial drilling intersected high-grade copper mineralization over an area of approximately 250 square metres (four intercepts which average 6.35 metres @ 2.7% copper and 0.2 g/t gold - see news releases of January 5th and March 29th, 2006 for details).

Results

The most recent drilling has tested an area of approximately 1,300 metres north-south by 1,250 metres east-west for shallow-dipping (flat lying) iron oxide copper-gold mineralization.  The current results indicate that the property is under-lain by a large geochemically anomalous magnetite copper – gold replacive body within which scattered to locally isolated higher grade copper ‘pods’ are present.  On the basis of the currently available information these higher grade pods display poor intra-hole continuity and are considered unlikely to have formed a significant orebody.

A summary of the recent drilling results includes:

Borehole No.	From (m)	To (m)	Interval (m)	Grade
				Cu %	Au g/t
05-PC-10	77.03	84.15	7.12	0.81	0.07
incl.	81.36	82.8	1.44	1.42	0.21
06-PC-11	72.88	77.93	5.05	1.43	0.11
incl.	72.88	73.32	0.44	7.66	0.74
06-PC-12	89.5	91.5	2.00	0.26	0.02
06-PC-13	90.0	93.3	3.3	0.65	0.04
incl.	91.0	92.0	1.0	1.34	0.07
06-PC-14	69.75	71.1	1.35	0.21	0.02
incl.	135.35	137.0	1.65	0.62	0.06
06-PC-16	159.45	137.35	7.90	1.07	0.12
06-PC-23	228.64	242.79	14.15	1.15	0.1
incl.	229.85	230.9	1.05	6.47	0.5
06-PC-24	242.49	250.53	8.04	0.54	0.02
06-PC-25	253.25	262.94	9.69	0.45	0.01

Note:

Boreholes 06-PC-15, -17 to -21 intersected the magnetite manto horizon and are geochemically anomalous with values in the below 0.2% copper range.  Borehole 06-PC-22 failed to intersect the target and consequently was not sampled.

Qualified Person and Quality Control/Quality Assurance

Gary D. Belik, P.Geo., a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The initial work program at Picale was designed and implemented by Cardero.  Cardero’s consulting geologist, Gary D. Belik, P. Geo., supervised all aspects of the work, including the quality control/quality assurance and data verification program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then security sealed and collected by ALS Chemex Mexico for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects. For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone – Toll Free:  1-888-770-7488 / (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Baja Norte Mexico project, financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located,  the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.